MONEY MARKET OBLIGATIONS TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 10, 2013

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: Money Market Obligations Trust (the “Registrant”)

Federated Automated Government Cash Reserves (“Fund”)

Service Shares (“Share Class”)

Federated U.S. Treasury Cash Reserves (“Fund”)

Service Shares (“Share Class”)

Institutional Shares (“Share Class”)

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Sir or Madam:

On behalf of the Registrant, and pursuant to Rule 477 of the Securities Act of 1933, as amended, I respectfully submit this request for withdrawal of Post-Effective Amendment No. 139, together with all exhibits thereto, to the Registrant’s Registration Statement on Form N-1A filed on behalf of the above referenced Funds and Share Classes on July 8, 2013, Accession Number 0001318148-13-001212.

This post-effective amendment withdrawal is requested because of a revision required on the signature page due to an unexpected change in board composition.

This post-effective amendment was originally filed to submit exhibits containing interactive data tags that related to the Registrant’s substantive Rule 485(b) Registration Statement filed as Post-Effective Amendment No. 138 and effective on June 28, 2013. The Registrant will file another post-effective amendment with the required interactive data tags with a corrected signature page.

If you have any questions regarding this application for withdrawal, please contact Leslie Petrone at (412) 288-1472.

Very truly yours,

/s/ Leslie K. Ross

Leslie K. Ross

Assistant Secretary